Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TRIUS THERAPEUTICS, INC.

Jeffrey Stein, Ph.D. hereby certifies that:

ONE: The original name of this company is Trius Therapeutics, Inc. and the date of filing the original Certificate of Incorporation of this company with the Secretary of State of the State of Delaware was September 18, 2007.

TWO: He is the duly elected and acting President and Chief Executive Officer of Trius Therapeutics, Inc., a Delaware corporation.

THREE: The Certificate of Incorporation of this company is hereby amended and restated to read as follows:

I.

The name of this corporation is Trius Therapeutics, Inc. (the “Company”).

II.

The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, and the name of the registered agent of the Company in the State of Delaware at such address is The Corporation Trust Company.

III.

The purpose of this Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

IV.

A. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 159,844,638 shares, 90,000,000 shares of which shall be Common Stock (the “Common Stock”) and 69,844,638 shares of which shall be Preferred Stock (the “Preferred Stock”). The Preferred Stock shall have a par value of $0.0001 and the Common Stock shall have a par value of $0.0001.

B. 1,676,453 of the authorized shares of Preferred Stock are designated “Series A-1 Preferred Stock” (the “Series A-1 Preferred”). 37,168,185 of the authorized shares of Preferred Stock are hereby designated “Series A-2 Preferred” (the “Series A-2 Preferred”). 31,000,000 of the authorized shares of Preferred Stock are hereby designated “Series B

Preferred” (the “Series B Preferred” and together with the Series A-1 Preferred and Series A-2 Preferred, the “Series Preferred”).

C. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

D. The rights, preferences, privileges, restrictions and other matters relating to the Series Preferred are as follows:

1. DIVIDEND RIGHTS.

a. Holders of Series A-2 Preferred and Series B Preferred (together, the “Senior Preferred”), in preference to the holders of Series A-1 Preferred and Common Stock, shall be entitled to receive, when, as and if declared by the Company’s Board of Directors (the “Board”), but only out of funds that are legally available therefor, cash dividends, on a pari passu basis, at the rate of 8% of (i) $1.00 (the “Original Issue Price” of the Series B Preferred) (as adjusted for stock splits, dividends, recapitalizations and the like after the filing date hereof) per annum on each outstanding share of Series B Preferred and (ii) $0.55 (the “Original Issue Price” of the Series A-2 Preferred) (as adjusted for stock splits, dividends, recapitalizations and the like after the filing date hereof) per annum on each outstanding share of Series A-2 Preferred. Such dividends shall be payable only when, as and if declared by the Board and shall be non-cumulative.

b. After payment of any dividends pursuant to Section 1(a) above, holders of Series A-1 Preferred, in preference to the holders of Common Stock, shall be entitled to receive, when, as and if declared by the Board, but only out of funds that are legally available therefor, cash dividends at the rate of 5% of $0.55 (the “Original Issue Price” of the Series A-1 Preferred) (as adjusted for stock splits, dividends, recapitalizations and the like after the filing date hereof) per annum on each outstanding share of Series A-1 Preferred. Such dividends shall be payable only when, as and if declared by the Board and shall be non-cumulative.

c. So long as any shares of Series Preferred are outstanding, the Company shall not pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock until all dividends as set forth in Sections 1(a) and 1(b) above on the Series Preferred shall have been paid or declared and set apart, except for:

(i) acquisitions of Common Stock by the Company pursuant to agreements which permit the Company to repurchase such shares at cost (or the lesser of cost or fair market value) upon termination of services to the Company, provided that such repurchases are approved by the Board;

(ii) acquisitions of Common Stock in exercise of the Company’s contractual right of first refusal to repurchase such shares, provided that such repurchases are approved by the Board; or

(iii) distributions to holders of Common Stock in accordance with Sections 3 and 4.

d. In the event dividends are paid on any share of Common Stock, the Company shall pay an additional dividend on all outstanding shares of Series Preferred in a per share amount equal (on an as-if-converted basis) to the amount paid or set aside for each share of Common Stock.

e. The provisions of Sections 1(c) and 1(d) shall not apply to a dividend payable solely in Common Stock to which the provisions of Section 5(f) hereof are applicable, or any repurchase of any outstanding securities of the Company that is approved by (i) the Board and (ii) the Series Preferred as may be required by this Certificate of Incorporation.

f. The holders of the shares of the Series Preferred expressly waive their rights, if any, as described in Sections 502 and 503 of the California General Corporation Law (“CGCL”) as they relate to repurchases of shares of Common Stock upon termination of employment or service as a consultant or director, provided that such repurchases are approved by the Board.

2. VOTING RIGHTS.

a. General Rights. Each holder of shares of the Series Preferred shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which such shares of Series Preferred could be converted (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Company. Except as otherwise provided herein or as required by law, the Series Preferred shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

b. Separate Vote of Series Preferred. For so long as any shares of Series Preferred remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least 66 2/3% of the outstanding Series Preferred, voting together as a single class on an as-if-converted basis, shall be necessary for effecting or validating the following actions (whether by amendment, merger, consolidation, recapitalization or otherwise):

(i) any amendment, alteration or repeal of any provision of the Company’s Certificate of Incorporation (including any filing of a Certificate of Determination);

(ii) any amendment, alteration or repeal of any provision of the Bylaws of the Company that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series Preferred;

(iii) any increase or decrease (other than by conversion or redemption) in the authorized number of shares of Preferred Stock or any series of the Series Preferred;

(iv) any authorization or any designation, whether by reclassification or otherwise, or issuance of any new class or series of stock or any other securities convertible into or exercisable for equity securities of the Company ranking on a parity with or senior to any series of Series Preferred in right of redemption, liquidation preference, voting, conversion or dividend rights;

(v) any redemption, repurchase, payment or declaration of dividends or other distributions, directly or indirectly, with respect to Common Stock or Preferred Stock or any other securities, other than dividends required pursuant to Section 1 hereof or acquisitions of Common Stock by the Company permitted by Sections 1(c)(i), (ii) and (iii) hereof;

(vi) any agreement by the Company (or any of its subsidiaries) or its stockholders regarding an Asset Transfer or Acquisition (each as hereinafter defined);

(vii) any acquisition or purchase by the Company or any of it subsidiaries of all or substantially all of the assets of any other corporation;

(viii) any voluntary dissolution or liquidation of the Company;

(ix) any increase or decrease in the authorized number of members of the Board;

(x) any increase in the number of shares of Common Stock reserved for issuance as of the Original Issue Date (as defined below) under the Company’s Amended and Restated 2006 Equity Incentive Plan (the “Plan”) or any adoption of any new equity incentive plan not existing as of the Original Issue Date;

(xi) entering into or amending in any material respect any material agreement, transaction or arrangement with any executive officer, director or employee of the Company, other than in connection with customary compensation or benefit arrangements approved by the Board;

(xii) any material change in the nature of the Company’s business;

(xiii) any authorization to incur, or any agreement by the Company to incur, any indebtedness in the aggregate in excess of $500,000, excluding (A) any indebtedness of the Company outstanding as of the Original Issue Date not in excess of $500,000 in the aggregate, (B) any indebtedness of the Company relating to equipment loan or leasing arrangements that is approved by the Board and (C) any indebtedness incurred pursuant to that certain Plain English Growth Capital Loan and Security Agreement dated September 14, 2007 by and between the Company and TriplePoint Capital LLC;

(xiv) any exclusive license, in a single transaction or series of related transactions, of all or substantially all of the Company’s intellectual property; or

(xv) any issuance of any equity securities of any subsidiary of the Company other than to the Company.

c. Separate Vote of Series B Preferred. For so long as any shares of Series B Preferred remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least 66 2/3% of the outstanding Series B Preferred, voting together as a single series, shall be necessary for effecting or validating the following actions (whether by amendment, merger, consolidation, recapitalization or otherwise):

(i) any amendment, alteration or repeal of any provision of the Certificate of Incorporation (including any filing of a Certificate of Designation) or the Bylaws of the Company that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series B Preferred so as to affect them adversely in a manner different than any other series of Series Preferred; or

(ii) any increase or decrease (other than by conversion or redemption) in the authorized number of shares of Series B Preferred.

d. Election of Directors.

(i) For so long as any shares of Series Preferred remain outstanding, the holders of Series Preferred, voting together as a separate class on an as-if-converted basis, shall have the special and exclusive right to elect four members of the Board (the “Preferred Directors”) at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors, and to remove from office such Preferred Directors and to fill any vacancy caused by the resignation, death or removal of such Preferred Directors.

(ii) The holders of Common Stock, voting together as a separate class, shall have the special and exclusive right to elect one member of the Board at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors, and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director.

(iii) The holders of Common Stock and Series Preferred, voting together as a single class on an as-if-converted basis, shall have the special and exclusive right to elect all remaining members of the Board at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

3. LIQUIDATION RIGHTS.

a. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment shall be made to the holders of any Series A-1 Preferred or Common Stock, the holders of Senior Preferred shall be entitled to be paid out of the assets of the Company legally available for distribution for each share of Senior Preferred held by them, on a pari passu basis, an amount per share of Senior Preferred equal to the applicable Original Issue Price of such series of Senior Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) plus all declared and unpaid dividends on such series of Senior Preferred. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of Senior Preferred of the liquidation preference set forth in this Section 3(a), then such assets (or consideration) shall be distributed among the holders of Senior Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled pursuant to this Section 3(a).

b. After the payment of the full liquidation preference of the Senior Preferred as set forth in Section 3(a) above, before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series A-1 Preferred shall be entitled to be paid out of the assets of the Company legally available for distribution for each share of Series A-1 Preferred held by them, an amount per share of Series A-1 Preferred equal to the Original Issue Price of the Series A-1 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) plus all declared and unpaid dividends on the Series A-1 Preferred. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of Series A-1 Preferred of the liquidation preference set forth in this Section 3(b), then such assets (or consideration) shall be distributed among the holders of Series A-1 Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled pursuant to this Section 3(b).

c. After the payment of the full liquidation preference of the Senior Preferred and the Series A-1 Preferred as set forth in Sections 3(a) and 3(b) above, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably and on a pari passu basis, to the holders of the Common Stock and the Series Preferred on an as-if-converted basis until such time as the holders of Series Preferred have received pursuant to Section 3(a) or 3(b) above, as applicable, and this Section 3(c): (i) with respect to the holders of Series B Preferred, an aggregate amount per share of Series B Preferred equal to two times the Original Issue Price of the Series B Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof), (ii) with respect to the holders of Series A-2 Preferred, an aggregate amount per share of Series A-2 Preferred equal to two times the Original Issue Price of the Series A-2 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) and (iii) with respect to the holders of Series A-1 Preferred, an aggregate amount per share of Series A-1 Preferred equal to two times the Original Issue Price of the Series A-1 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof); thereafter, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock based on the number of shares of Common Stock held by each.

4. ACQUISITION OR ASSET TRANSFER RIGHTS.

a. In the event that the Company is a party to an Acquisition or Asset Transfer, then each holder of Series Preferred shall be entitled to receive, for each share of Series Preferred then held, out of the proceeds of such Acquisition or Asset Transfer, the amount of cash, securities or other property to which such holder would be entitled to receive in a Liquidation Event pursuant to Sections 3(a), 3(b) and 3(c) above.

b. For the purposes of this Section 4: (i) “Acquisition” shall mean (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization or (B) any transaction, or the last transaction of any series of related transactions, to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; provided that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) “Asset Transfer” shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets (including intellectual property) of the Company.

c. In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other than cash, its value will be deemed its fair market value as determined in good faith by the Board on the date such determination is made.

5. CONVERSION RIGHTS.

The holders of the Series Preferred shall have the following rights with respect to the conversion of the Series Preferred into shares of Common Stock (the “Conversion Rights”):

a. Optional Conversion. Subject to and in compliance with the provisions of this Section 5, any shares of Series Preferred may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series Preferred shall be entitled upon conversion shall be the product obtained by multiplying the Series Preferred Conversion Rate (as defined below) applicable to the shares being converted and then in effect (determined as provided in Section 5(b)) by the number of shares of Series Preferred being converted.

b. Series Preferred Conversion Rate. The conversion rate in effect at any time for conversion of any series of Series Preferred (the “Series Preferred Conversion Rate”) shall be the quotient obtained by dividing the Original Issue Price of such series of the

Series Preferred by the Series Preferred Conversion Price (as defined below) applicable to such series, calculated as provided in Section 5(c).

c. Series Preferred Conversion Price. The conversion price for the Series A-1 Preferred shall initially be the Original Issue Price of the Series A-1 Preferred, the conversion price for the Series A-2 Preferred shall initially be the Original Issue Price of the Series A-2 Preferred and the conversion price for the Series B Preferred shall initially be the Original Issue Price of the Series B Preferred (each a “Series Preferred Conversion Price” and together, the “Series Preferred Conversion Prices”). Such initial Series Preferred Conversion Prices shall be adjusted from time to time in accordance with this Section 5. All references to the Series Preferred Conversion Prices herein shall mean the Series Preferred Conversion Prices as so adjusted.

d. Mechanics of Conversion. Each holder of Series Preferred who desires to convert the same into shares of Common Stock pursuant to this Section 5 shall surrender the certificate or certificates therefor, duly endorsed (or a reasonably acceptable affidavit and indemnity undertaking in the case of a lost, stolen or destroyed certificate (an “Affidavit of Loss”)), at the office of the Company or any transfer agent for the Series Preferred, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series Preferred being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock’s fair market value determined in good faith by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series Preferred being converted and (ii) in cash (at the Common Stock’s fair market value determined in good faith by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series Preferred. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

e. Adjustment for Stock Splits and Combinations. If at any time or from time to time on or after the date that the first share of Series B Preferred is issued (the “Original Issue Date”) the Company effects a subdivision of the outstanding Common Stock without a corresponding subdivision of the Series Preferred, the Series Preferred Conversion Prices in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date the Company combines the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Series Preferred, the Series Preferred Conversion Prices in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 5(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

f. Adjustment for Common Stock Dividends and Distributions. If at any time or from time to time on or after the Original Issue Date the Company pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock without a corresponding dividend or other distribution to holders of Preferred Stock, the Series Preferred Conversion Prices then in effect shall be decreased as of the time of such issuance, as provided below:

(i) The Series Preferred Conversion Prices shall be adjusted by multiplying each of the Series Preferred Conversion Prices then in effect by a fraction equal to:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

(ii) If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Series Preferred Conversion Prices shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Preferred Conversion Prices shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Preferred Conversion Prices shall be adjusted pursuant to this Section 5(f) to reflect the actual payment of such dividend or distribution.

g. Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation. If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon the conversion of the Series Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition or Asset Transfer as defined in Section 4 or a subdivision or combination of shares or stock dividend provided for elsewhere in this Section 5), in any such event each holder of Series Preferred shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, merger, consolidation or other change by holders of the maximum number of shares of Common Stock into which such shares of Series Preferred could have been converted immediately prior to such recapitalization, reclassification, merger, consolidation or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of Series Preferred after the capital reorganization to the end that the provisions of this Section 5 (including adjustment of the Series Preferred Conversion Prices then in effect and the number of shares issuable upon conversion of the Series Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

h. Sale of Shares Below Series Preferred Conversion Price.

(i) If at any time or from time to time on or after the Original Issue Date the Company issues or sells, or is deemed by the express provisions of this Section 5(h) to have issued or sold, Additional Shares of Common Stock (as defined below), other than as provided in Section 5(e), 5(f) or 5(g) above, for an Effective Price (as defined below) less than the then effective applicable Series Preferred Conversion Price (a “Qualifying Dilutive Issuance”), then and in each such case, the then existing applicable Series Preferred Conversion Price shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying such Series Preferred Conversion Price in effect immediately prior to such issuance or sale by a fraction equal to:

(a) the numerator of which shall be (A) the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock which the Aggregate Consideration (as defined below) received or deemed received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at such then-existing applicable Series Preferred Conversion Price, and

(b) the denominator of which shall be the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale plus the total number of Additional Shares of Common Stock so issued.

For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (A) the number of shares of Common Stock outstanding, (B) the number of shares of Common Stock into which the then outstanding shares of Series Preferred could be converted if fully converted on the day immediately preceding the given date, and (C) the number of shares of Common Stock which are issuable upon the exercise or conversion of all other rights, options and convertible securities outstanding on the day immediately preceding the given date.

(ii) No adjustment shall be made to any Series Preferred Conversion Price in an amount less than $0.01 per share. Any adjustment required by this Section 5(h) shall be rounded to the nearest $0.01 per share. Any adjustment otherwise required by this Section 5(h) that is not required to be made due to the preceding two sentences shall be included in any subsequent adjustment to the applicable Series Preferred Conversion Price.

(iii) For the purpose of making any adjustment required under this Section 5(h), the aggregate consideration received by the Company for any issue or sale of securities (the “Aggregate Consideration”) shall be defined as: (A) to the extent it consists of cash, be computed at the gross amount of cash received by the Company before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Company in connection with such issue or sale and without deduction of any expenses payable by the Company, (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board, and (C) if Additional Shares of Common Stock, Convertible Securities (as defined below) or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

(iv) For the purpose of the adjustment required under this Section 5(h), if the Company issues or sells (x) Preferred Stock or other stock, options, warrants, purchase rights or other securities convertible into or exchangeable, directly or indirectly, for Additional Shares of Common Stock (such convertible stock or securities being herein referred to as “Convertible Securities”) or (y) rights or options for the purchase of Additional Shares of Common Stock or Convertible Securities and if the Effective Price of such Additional Shares of Common Stock is less than the applicable Series Preferred Conversion Price, in each case the Company shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such rights or options or Convertible Securities plus:

(a) in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Company upon the exercise of such rights or options; and

(b) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Company upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); provided that if the minimum amounts of such consideration cannot be ascertained, but are a function of antidilution or similar protective clauses, the Company shall be deemed to have received the minimum amounts of consideration without reference to such clauses.

(c) If the minimum amount of consideration payable to the Company upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of antidilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; provided further, that if the minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities.

(d) No further adjustment of a Series Preferred Conversion Price, as adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock or the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, a Series Preferred Conversion Price as adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the Series Preferred Conversion Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, provided that such readjustment shall not apply to prior conversions of Series Preferred.

(v) For the purpose of making any adjustment to the Conversion Price of the Series Preferred required under this Section 5(h), “Additional Shares of Common Stock” shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 5(h) (including shares of Common Stock subsequently reacquired or retired by the Company), other than:

(a) shares of Common Stock issued upon conversion of the Series Preferred;

(b) shares of Common Stock issued upon a stock split, stock dividend, stock distribution, recapitalization or any subdivision of shares of Common Stock pursuant to which an adjustment to the Conversion Price is made under Section 5(e), Section 5(f) or Section 5(g) hereunder;

(c) shares of Common Stock or Convertible Securities issued after the Original Issue Date to employees, officers or directors of, or consultants or advisors to the Company pursuant to stock purchase or stock option plans or other arrangements that either (1) exist as of the Original Issue Date and have been approved by the Board or (2) are approved after the Original Issue Date by the Board;

(d) shares of Common Stock issued pursuant to the exercise of Convertible Securities outstanding as of the Original Issue Date;

(e) shares of Common Stock or Convertible Securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition, strategic alliance or similar business combination approved by the Board, including a majority of the Preferred Directors;

(f) shares of Common Stock or Convertible Securities issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial institution unanimously approved by the Board, including a majority of the Preferred Directors;

(g) shares of Common Stock or Convertible Securities issued to third-party service providers in exchange for or as partial consideration for services rendered to the Company approved by the Board;

(h) shares of Common Stock or Convertible Securities issued in connection with strategic transactions involving the Company and other entities, including, without limitation, (i) joint ventures, manufacturing, marketing or distribution arrangements or (ii) technology transfer or development arrangements; provided that such transactions are primarily for purposes other than raising capital and the terms of such business relationship with such entity have been approved by the Board including a majority of the Preferred Directors;

(i) shares of Common Stock issued in connection with a Qualified Public Offering (as defined below); and

(j) shares of Common Stock or Convertible Securities that are otherwise excluded from the definition of Additional Shares of Common Stock by approval of holders of 66 2/3% of the Series Preferred, voting together as a single class on an as-if-converted basis.

References to Common Stock in the subsections of this clause (v) above shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 5(h). The “Effective Price” of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this Section 5(h), into the Aggregate Consideration received, or deemed to have been received by the Company for such issue under this Section 5(h), for such Additional Shares of Common Stock. In the event that the number of shares of Additional Shares of Common Stock or the Effective Price cannot be ascertained at the time of issuance, such Additional Shares of Common Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, ascertainable.

(vi) In the event that the Company issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Qualifying Dilutive Issuance (the “First Dilutive Issuance”), then in the event that the Company issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Qualifying Dilutive Issuance other than the First Dilutive Issuance as a part of the same transaction or series of related transactions as the First Dilutive Issuance (a “Subsequent Dilutive Issuance”), then and in each such case upon a Subsequent Dilutive Issuance the applicable Series Preferred Conversion Price shall be reduced to the Series Preferred Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

i. Certificate of Adjustment. In each case of an adjustment or readjustment of a Series Preferred Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series Preferred, if the Series Preferred is then convertible pursuant to this Section 5, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of each Series Preferred at the holder’s address as shown in the Company’s books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) each applicable Series Preferred Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of each applicable Series Preferred. Failure to request or provide such notice shall have no effect on any such adjustment.

j. Notices of Record Date. Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 4) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Section 4), or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Series Preferred at least 10 days prior to (x) the record date, if any, specified therein; or (y) if no record date is specified, the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of 66 2/3 % of the outstanding Series Preferred, voting together as a single class on an as-if-converted basis) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

k. Automatic Conversion.

(i) Each share of Series Preferred shall automatically be converted into shares of Common Stock, based on the then-effective Series Preferred Conversion Price applicable to such share of Series Preferred, upon the earlier of (A) the date specified by the affirmative election of the holders of at least 66 2/3% of the outstanding shares of the Series Preferred, voting together as a single class on an as-if-converted basis, or (B) immediately prior to the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company in which (i) the per share price to the public (before underwriting discounts, commissions and fees) is at least $2.00 (as adjusted for stock splits, dividends, recapitalizations and the like after the filing date hereof), and (ii) the net cash proceeds to the Company (after underwriting discounts, commissions and fees) are at least $30,000,000 (a “Qualified Public Offering”). Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 5(d).

(ii) Upon the occurrence of either of the events specified in Section 5(k)(i) above, the outstanding shares of Series Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series Preferred are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series Preferred, the holders of Series Preferred shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series Preferred. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series Preferred surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 5(d).

l. Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined in good faith by the Board) on the date of conversion.

m. Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Preferred, in addition to such other remedies as shall be available to the holders of such Series Preferred, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

n. Notices. Any notice required by the provisions of this Section 5 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) upon receipt of confirmation of delivery, when sent by electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

o. Payment of Taxes. The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series Preferred so converted were registered.

6. REDEMPTION.

a. The Company shall be obligated to redeem the Senior Preferred on a pari passu basis as follows:

(i) The holders of at least 66 2/3% of the then outstanding shares of Senior Preferred, voting together as a separate class on an as-if-converted basis, may require the Company to redeem all of the then outstanding Senior Preferred in three annual installments beginning not prior to the seventh anniversary of the Original Issue Date, and ending on the date two years from such first redemption date (each a “Redemption Date”); provided that the Company shall receive at least 60 days prior to the first such Redemption Date written notice of such election of the Senior Preferred. The Company shall effect such redemptions on each Redemption Date by paying in cash in exchange for the shares of Senior Preferred to be redeemed on such Redemption Date a sum equal to the applicable Original Issue Price per share of the Senior Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like after the filing date hereof) plus declared and unpaid dividends with respect to such shares. The total amount to be paid for the Senior Preferred is hereinafter referred to as the “Redemption Price.” The number of shares of Senior Preferred that the Company shall be required to redeem on any one Redemption Date shall be equal to the amount determined by dividing (A) the aggregate number of shares of Senior Preferred outstanding immediately prior to the Redemption Date by (B) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies). Shares subject to redemption pursuant to this Section 6(a) shall be redeemed from each holder of Senior Preferred on a pro rata basis, based on the number of shares of Senior Preferred then held by such holder.

(ii) At least 30 days but no more than 60 days prior to the first Redemption Date, the Company shall send a notice (a “Redemption Notice”) to all holders of Senior Preferred to be redeemed setting forth (A) the Redemption Price for the shares to be redeemed and (B) the place at which such holders may obtain payment of the Redemption Price upon surrender of their share certificates or an Affidavit of Loss. If the Company does not have sufficient funds legally available to redeem all shares to be redeemed at the Redemption Date (including, if applicable, those to be redeemed at the option of the Company), then it shall so notify such holders and shall redeem such shares pro rata (based on the portion of the aggregate Redemption Price payable to them) to the extent possible and shall redeem the remaining shares to be redeemed as soon as sufficient funds are legally available.

b. On or prior to the Redemption Date, the Company shall deposit the Redemption Price of all shares to be redeemed with a bank or trust company having aggregate capital and surplus in excess of $100,000,000, as a trust fund, with irrevocable instructions and authority to the bank or trust company to pay, on and after such Redemption Date, the Redemption Price of the shares to their respective holders upon the surrender of their share certificates or an Affidavit of Loss. Any moneys deposited by the Company pursuant to this Section 6(b) for the redemption of shares thereafter converted into shares of Common Stock pursuant to Section 5 hereof no later than the fifth day preceding the applicable Redemption Date shall be returned to the Company forthwith upon such conversion. The balance of any funds deposited by the Company pursuant to this Section 6(b) remaining unclaimed at the expiration of one year following such Redemption Date shall be returned to the Company promptly upon its written request.

c. On or after each such Redemption Date, each holder of shares of Senior Preferred to be redeemed shall surrender such holder’s certificates representing such shares or an Affidavit of Loss to the Company in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof or on such Affidavit of Loss and each surrendered certificate shall be canceled. In the event less than all the shares represented by such certificates are redeemed, a new certificate shall be issued representing the unredeemed shares. From and after such Redemption Date, unless there shall have been a default in payment of the Redemption Price or the Company is unable to pay the Redemption Price due to not having sufficient legally available funds, all rights of the holder of such shares as holder of Senior Preferred (except the right to receive the Redemption Price without interest upon surrender of their certificates or an Affidavit of Loss), shall cease and terminate with respect to such shares; provided that in the event that shares of Senior Preferred are not redeemed due to a default in payment by the Company or because the Company does not have sufficient legally available funds, such shares of Senior Preferred shall remain outstanding and shall be entitled to all of the rights and preferences provided herein until redeemed.

d. In the event of a call for redemption of any shares of Senior Preferred, the Conversion Rights (as defined in Section 5) for such Senior Preferred shall terminate as to the shares designated for redemption at the close of business on the last business day preceding the applicable Redemption Date, unless default is made in payment of the Redemption Price.

7. NO REISSUANCE OF SERIES PREFERRED.

No shares or shares of Series Preferred acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued; and in addition, this Certificate of Incorporation shall be appropriately amended to effect the corresponding reduction in the Company’s authorized stock.

V.

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors which shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws.

B. Election of Directors

1. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director’s death, resignation or removal. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

2. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the Company is subject to Section 2115(b) of the CGCL. During such time or times that the Company is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder’s shares are otherwise entitled, or distribute the stockholder’s votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder’s votes unless (a) the names of such candidate or candidates have been placed in nomination prior to the voting and (b) the stockholder has given notice at the meeting, prior to the voting, of such stockholder’s intention to cumulate such stockholder’s votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

C. Removal

1. During such time or times that the Company is subject to Section 2115(b) of the CGCL, the Board or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal; provided, however, that unless the entire Board is removed, no individual director may be removed when the votes cast against such director’s removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director’s most recent election were then being elected.

2. At any time or times that the Company is not subject to Section 2115(b) of the CGCL and subject to any limitations imposed by law, Section C.1 above shall not apply and the Board or any director may be removed from office at any time (a) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors or (b) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Company, entitled to vote generally at an election of directors.

D. The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Company. Any adoption, amendment or repeal of the bylaws of the Company by the Board shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Company; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Company.

VI.

A. The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

B. The Company shall indemnify to the fullest extent permitted by law any agents (as defined in Section 317 of the CGCL) for breach of duty to the Company and its stockholders through bylaw provisions or through agreements with the agents, or through stockholder resolutions, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the CGCL, subject, at any time or times the Company is subject to Section 2115(b) to the limits on such excess indemnification set forth in Section 204 of the CGCL.

C. Any repeal or modification of this Article VI shall be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

The Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

FOUR: The foregoing amendment and restatement of the Certificate of Incorporation has been duly approved by the Board.

FIVE: The foregoing amendment and restatement of the Certificate of Incorporation has been duly approved by the required vote of stockholders of the Company in accordance with Sections 242 and 245 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, TRIUS THERAPEUTICS, INC. has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this 18th day of March, 2008.

TRIUS THERAPEUTICS, INC.

By:	/s/ Jeffrey Stein, Ph.D.
JEFFREY STEIN, PH.D.
President and Chief Executive Officer

[SIGNATURE PAGE TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION]